UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Jones, David A.
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common(1)                    |12/22/|J(3)|270,604           |A  |           |5,938,982          |D     |                           |
                             |97    |    |                  |   |           |                   |      |                           |
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Common(1)                    |      |    |                  |   |           |826,719            |I     |Wife                       |
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Common(1)                    |      |    |                  |   |           |1,168,098          |I     |Trust(2)                   |
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Common(1)                    |12/22/|J(3)|270,604           |D  |(3)        |0                  |I     |HRSP(3)                    |
                             |97    |    |                  |   |           |                   |      |                           |
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Common(1)                    |      |    |                  |   |           |1,329,455          |I     |FLP(4)                     |
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Common(1)                    |      |    |                  |   |           |309,680            |I     |Trust(5)                   |
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Common(1)                    |      |    |                  |   |           |228,318            |I     |FLP(6)                     |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (7)              |        |     |    |           |   |11/14|11/14|Common(1)   |300,000|       |300,000     |D  |            |
                        |        |     |    |           |   |/97  |/06  |            |       |       |            |   |            |
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Option (7)              |        |     |    |           |   |1/9/9|1/9/0|Common(1)   |170,000|       |170,000     |D  |            |
                        |        |     |    |           |   |8    |7    |            |       |       |            |   |            |
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Phantom Stock Units(3)  |1-for-1 |(3)  |J   |39,411.9   |D  |(3)  |(3)  |Common(1)   |0      |       |0           |D  |SERP(3)     |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on
February 14, 1996, pursuant to the Company Rights Agreement, which entitles holders of the Company's
Common Stock, in the event of certain specified events occur, to acquire 1/100th of a share of Series A
Participating Preferred Stock at a price of $145 per fractional share.
(2) Shares held in 1991 Trust of which I am settlor and trustee with investment and voting power. The Trust is for my benefit and the benefit of family members.
(3) Distribution of stock and cash from HRSP and SERP pursuant to retirement as CEO effective 12/1/97, exempt pursuant to Rules 16a-2(b) and
16a-13.
(4) Shares held by a Family Limited Partnership ("FLP") of which my wife and I are General Partners and Trusts established by each of us are Limited Partners, together with a Family Charitable Foundation. I disclaim beneficial ownership of Company stock held by the FLP except to the extent of my pecuniary interest.
(5) Shares held in 1996 Trust of which I am settlor and trustee with investment and voting power. The trust is for my benefit and the benefit of family members.
(6) Shares held by 1996 Family Limited Partnership ("FLP-96") of which my wife and I are General Partners, and together with a Family Charitable Foundation are Limited Partners. I disclaim beneficial owernship of Company stock held by the FLP-96 except to the extent of my pecuniary interest.
(7) Right to Buy pursuant the Company's 1996 Stock Incentive Plan for
Employees.